File No. [●]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an Order pursuant to Section 6(c)
of the Investment Company Act of 1940 Granting
Exemption from All Provisions of the
Investment Company Act of 1940

ROYALTY PHARMA PLC

ROYALTY PHARMA FINANCE CORPORATION

(exact name of applicants)

110 East 59th Street

New York, NY 10022

(address of applicants)

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF ROYALTY PHARMA PLC ROYALTY PHARMA FINANCE CORPORATION 110 East 59th Street New York, NY 10022 (File No. 812-[__])	Application Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of exemption from all provisions of the Investment Company Act of 1940

Royalty Pharma plc (“RP”) and Royalty Pharma Finance Corporation (“FinCo” and, together with RP, the “Applicants”) hereby request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting FinCo an exemption from all provisions of the 1940 Act. FinCo is a direct subsidiary of Royalty Pharma Holdings Ltd. (the “Intermediate Company”), a wholly-owned subsidiary of RP. The order would permit FinCo to issue and sell commercial paper, preferred stock and other debt securities to finance the operations of RP and its subsidiaries subject to the conditions described herein. The Applicants believe that FinCo would qualify for the exemption provided by Rule 3a-5 but for the facts that: (i) FinCo may finance various direct and indirect subsidiaries of RP that technically are not, or upon their formation will not be, considered “companies controlled by” RP within the meaning of Rule 3a-5 due to their reliance on Sections 3(c)(5) or 3(c)(6) of the 1940 Act (collectively, the “Controlled Companies”), (ii) FinCo is a direct subsidiary of the Intermediate Company, which technically would not be a “company controlled by the parent company” within the meaning of Rule 3a-5 to the extent it relies on Section 3(c)(6) of the 1940 Act and (iii) FinCo’s “parent company” for purposes of Rule 3a-5 would be RP, which technically would not be a “parent company” within the meaning of Rule 3a-5 to the extent it relies on Section 3(c)(6) of the 1940 Act.1

[1] RP may form one or more additional finance subsidiaries over time, which RP will operate in a manner that complies with the order requested hereby. Such other finance subsidiaries will have the same structure as FinCo, except that: (a) the direct parent of such a finance subsidiary may be, instead of Intermediate Company, RP, a Controlled Company or “a company controlled by the parent company” within the meaning of Rule 3a-5 (i.e., a controlled company that does not rely on Section 3(c)(5) or 3(c)(6)) and satisfies the other elements of the definition of such term under Rule 3a-5 (except for its parent company's reliance on 3(c)(5) or 3(c)(6)) and/or (b) the “parent company” of such a finance subsidiary, for purposes of Rule 3a-5, may be, instead of RP, a Controlled Company or a subsidiary of RP that meets the definition of a “parent company” under Rule 3a-5 (i.e., a subsidiary that does not rely on Section 3(c)(5) or 3(c)(6)) and satisfies the other elements of the definition of such term under Rule 3a-5). Like FinCo, such other finance subsidiaries will comply with all of the provisions of Rule 3a-5, except to the extent that such other finance subsidiaries: (a) make loans to or make or hold investments in RP and/or Controlled Companies and/or (b) have their securities owned by RP and/or Controlled Companies that do not meet the portion of the definition of “parent company” in Rule 3a-5(b)(2)(i), or the portion of the definition of “company controlled by a parent company” under Rule 3a-5(b)(3)(i), solely because they rely on Section 3(c)(5) or 3(c)(6). As such, there are no new issues raised under Rule 3a-5 with respect to such other finance subsidiaries, other than the issues described herein for FinCo, and the same relief and justifications described herein apply equally to such other finance subsidiaries as they do to FinCo. The Applicants therefore request that the exemption provided in this order also apply to such other finance subsidiaries formed and operated by RP in compliance with this order.

Each of the Controlled Companies and the Intermediate Company would be “a company controlled by the parent” as defined in Rule 3a-5 but for the fact that the Controlled Companies and the Intermediate Company rely, or upon their formation will rely, on Section 3(c)(5) or 3(c)(6) of the 1940 Act for exclusion from regulation as an investment company under the 1940 Act.2 RP would be a “parent company” as defined in Rule 3a-5 except to the extent RP relies on Section 3(c)(6) of the 1940 Act for exclusion from regulation as an investment company under the 1940 Act.3

I.       The Applicants

A.       The Applicants and Related Entities

1.        RP

RP is a public limited company incorporated under the laws of England and Wales, and publicly traded on the Nasdaq Global Select Market. It is the ultimate parent company of FinCo, the Controlled Companies, and the Intermediate Company. (A chart illustrating RP’s structure is attached hereto as Exhibit A.) RP is primarily engaged, through the Controlled Companies, in the business of acquiring biopharmaceutical royalties, which are rights to receive a percentage of the net sales of biopharmaceutical products of a biopharmaceutical company. RP is not an “investment company” pursuant

[2] A Controlled Company (or other company controlled by RP) would also not meet the definition of “a company controlled by the parent” as defined in Rule 3a-5 due to the RP’s reliance on Section 3(c)(6) as discussed herein.

[3] Each of RP and the Intermediate Company may not be an investment company within the meaning of Section 3(a) of the 1940 Act, but seeks to rely on Section 3(c)(6) out of an abundance of caution and to remove any uncertainty as to its status under the 1940 Act. In addition, in some cases, RP or Intermediate Company may engage directly in the Section 3(c)(5)(A) activities described herein, in which case it might rely on Section 3(c)(5)(A) instead of Section 3(c)(6). For the sake of brevity, this Application describes RP and Intermediate Company as relying on Section 3(c)(6) for an exclusion from regulation as an investment company. The Applicants are not requesting that the Commission review the 1940 Act status of RP, the Intermediate Company or the Controlled Companies, and the Applicants acknowledge that the order requested hereby will not address such matters.

to Section 3(c)(6) of the 1940 Act. Specifically, RP is a holding company for Controlled Companies that qualify by virtue of their acquisition of such royalties for the exemption in Section 3(c)(5)(A) of the 1940 Act, which excludes from the definition of investment company “[a]ny person who. . . is primarily engaged in . . . [p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services.”4 As a holding company of majority-owned subsidiaries that qualify under Section 3(c)(5)(A), through which it primarily engages in their Section 3(c)(5)(A) activities, RP comes within Section 3(c)(6) of the 1940 Act, which excludes from the definition of investment company “[a]ny company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) [of Section 3(c)] . . . .”

2.       Intermediate Company

The Intermediate Company is a private limited company incorporated under the laws of England and Wales, and is the direct parent of FinCo. The Intermediate Company is primarily engaged in the same business as RP, and is not an “investment company” pursuant to Section 3(c)(6) of the 1940 Act. Like RP, the Intermediate Company is a holding company for Controlled Companies that qualify under Section 3(c)(5)(A) of the 1940 Act , through which the Intermediate Company primarily engages

[4] The RP’s predecessor, Royalty Pharma, obtained a no-action letter on August 13, 2010 addressing the treatment, under Section 3(c)(5)(A) of the 1940 Act, of certain interests in royalty receivables that were based on the sales price of specific biopharmaceutical assets. The Applicants are not requesting that the Commission review the analysis in such no-action letter, and the Applicants acknowledge that the order requested hereby will not address such matters.

in their Section 3(c)(5)(A) activities. As such, the Intermediate Company, like RP, comes within Section 3(c)(6) of the 1940 Act.5

3.        FinCo

FinCo is a direct subsidiary of the Intermediate Company. FinCo’s primary purpose is to issue and sell Securities (as defined below) to finance the operations of RP and subsidiaries of RP. As further described in this Application, except for the issues described above, FinCo will qualify for the exemption provided by Rule 3a-5 under the 1940 Act. FinCo may issue any manner of debt (including commercial paper exempt under Section 3(a)(3) of the Securities Act of 1933) and preferred stock, in both public and private offerings in the United States or abroad, so long as such issuance is consistent with Rule 3a-5 (together “Securities”). Other than as noted herein, FinCo will comply with the applicable requirements in Rule 3a-5(a)(1) through (4) and with Rule 3a-5(b)(1)(i) under the 1940 Act.

FinCo will utilize the proceeds from the issuance and sale of Securities to finance the operations of RP, Intermediate Company, Controlled Companies and other “companies controlled by” RP within the meaning of Rule 3a-5 under the 1940 Act. Specifically, in compliance with Rule 3a-5(a)(5) under the 1940 Act, FinCo will invest in or loan to RP, Intermediate Company, Controlled Companies and other “companies controlled by” RP within the meaning of Rule 3a-5 at least 85% of any cash or cash equivalents raised from the sale of Securities as soon as practicable, but in no event later than six months after the receipt of such cash or cash equivalents. In accordance with

[5] As noted in Note 3, it is possible that RP or the Intermediate Company may engage directly in the Section 3(c)(5)(A) activities described herein, in which case it may rely on Section 3(c)(5)(A) instead of Section 3(c)(6).

Rule 3a-5(a)(6) under the 1940 Act, all investments by FinCo, including temporary investments, will be made in Government securities (as defined in the 1940 Act), securities of RP, Intermediate Company, Controlled Companies or other “companies controlled by” RP within the meaning of Rule 3a-5 or debt securities that are exempted from the provisions of the Securities Act of 1933 by Section 3(a)(3) thereof. In accordance with Rule 3a-5(b)(1)(i) under the 1940 Act, all securities, other than debt securities or non-voting preferred stock meeting the applicable requirements of Rule 3a-5 or directors’ qualifying shares will be owned by RP, Intermediate Company, Controlled Companies or other “companies controlled by” RP within the meaning of Rule 3a-5 under the 1940 Act. In accordance with Rule 3a-5(b)(1)(ii) under the 1940 Act, the primary purpose of FinCo is to finance the business operations of RP, Intermediate Company, Controlled Companies or other “companies controlled by” RP within the meaning of Rule 3a-5 under the 1940 Act.

4.       Controlled Companies

FinCo may invest in or loan to Controlled Companies that are or will be direct or indirect subsidiaries of RP. These Controlled Companies operate in jurisdictions throughout the world and engage in the business of acquiring biopharmaceutical royalties in the manner described above. As a result of these activities, the Controlled Companies rely on Sections 3(c)(5) or 3(c)(6) of the 1940 Act for exclusion from regulation as an investment company under the 1940 Act.

II.       Relief Requested

Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily,

in the business of investing, reinvesting or trading in securities.” Section 3(a)(1)(C) of the 1940 Act includes within that definition any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”6 FinCo may be viewed as coming within the definition of an investment company under the 1940 Act. While the Applicants do not concede the applicability of the 1940 Act to an entity such as FinCo, the Applicants recognize that the Commission and its staff have consistently taken the position that, absent appropriate exemptive relief, an entity engaging in financing activities may be subject to registration as an investment company under that statute. The Commission has made that position especially clear in the proposing and adopting releases for Rule 3a-5 under the 1940 Act, discussed further below. See Release Nos. IC-12679 (September 22, 1982) (the “Proposing Release”) and IC-14275 (December 14, 1984) (the “Adopting Release”).

Rule 3a-5 under the 1940 Act provides an exemption from the definition of an investment company for certain companies organized primarily to finance the business operations of their parent company or companies controlled by their parent companies. As here pertinent, Rule 3a-5 provides that:

(a)       A finance subsidiary will not be considered an investment company under Section 3(a) of the [1940] Act and securities of a finance subsidiary held by the parent company or a company controlled by the parent company will not be

[6] Section 3(a)(2) defines “investment securities” as all securities except “(A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or Section 3(c)(7) of the 1940 Act].”

considered “investment securities” under Section 3(a)(1)(C) of the [1940] Act; provided that:

* * *

(5)       The finance subsidiary invests in or loans to its parent company or a company controlled by its parent company at least 85% of any cash or cash equivalents raised by the finance subsidiary through an offering of its debt securities or non-voting preferred stock or through other borrowings as soon as practicable, but in no event later than six months after the finance subsidiary’s receipt of such cash or cash equivalents; and

(6)       The finance subsidiary does not invest in, reinvest in, own, hold or trade in securities other than Government securities, securities of its parent company or a company controlled by its parent company . . . or debt securities (including repurchase agreements) which are exempted from the provisions of the Securities Act of 1933 by Section 3(a)(3) of that Act.

(b)       For purposes of this rule,

(1)       A “finance subsidiary” shall mean any corporation:

(i)       All of whose securities other than debt securities or non-voting preferred stock meeting the applicable requirements of paragraphs (a)(1) through (a)(3) or directors’ qualifying shares are owned by its parent company or a company controlled by its parent company; and

(ii)       The primary purpose of which is to finance the business operations of its parent company or companies controlled by its parent company;

(2)       A “parent company” shall mean any corporation, partnership or joint venture:

(i)       That is not considered an investment company under Section 3(a) or that is excepted or exempted by order from the definition of investment company by Section 3(b) or by the rules or regulations under Section 3(a);

(ii)       That is organized or formed under the laws of the United States or of a state or that is a foreign private issuer . . . ; and

(3)       A “company controlled by the parent company” shall mean any corporation, partnership or joint venture:

(i)       That is not considered an investment company under Section 3(a) or that is excepted or exempted by order from the definition of investment company by Section 3(b) or by the rules or regulations under Section 3(a);

(ii)       That is either organized or formed under the laws of the United States or of a state or that is a foreign private issuer . . . ; and

(iii)       In the case of a corporation, more than 25 percent of whose outstanding voting securities are beneficially owned directly or indirectly by the parent company.

The Applicants believe that issues arise under paragraphs (a)(5), (a)(6), (b)(1)(i) and (b)(1)(ii) to the extent that: (i) each of the Intermediate Company and the Controlled Companies do not technically qualify as a “company controlled by a parent company” in paragraph (b)(3) and (ii) RP may not technically qualify as a “parent company” in paragraph (b)(2). Because each of the Controlled Companies, RP and the Intermediate Company engages directly or indirectly in the business of purchasing biopharmaceutical royalties, which may be considered “investment securities” under Section 3(a)(2) of the 1940 Act, each of the Controlled Companies, RP and the Intermediate Company technically may be deemed to be an investment company under Section 3(a)(1) of the 1940 Act. As a result, each of the Controlled Companies, RP and the Intermediate Company will need to rely on an exception or exemption from investment company status.7

Each of the Controlled Companies qualifies, or upon its formation will qualify, for the exceptions provided by Sections 3(c)(5) or 3(c)(6), and each of RP and the Intermediate Company qualifies for the exception provided by Section 3(c)(6), but without the requested relief, each would, under paragraphs (a)(5), (a)(6) and (b)(1)(i) of Rule 3a-5, by virtue of their reliance on the exceptions provided by Sections 3(c)(5) or 3(c)(6), be unable to borrow money from, sell securities to, or own securities (other than

[7] For the same reasons, if RP does not qualify as a "parent company" issues could also arise under paragraphs (a)(1)-(4) of Rule 3a-5 which also contemplate a parent entity that satisfies the definition of "parent company."

debt securities and non-voting preferred stock meeting the applicable requirements of Rule 3a-5) issued by, FinCo.8 The requested relief will permit FinCo to finance the operations of the Controlled Companies, RP and the Intermediate Company notwithstanding their reliance on the exceptions provided by Sections 3(c)(5) or 3(c)(6). In addition, the requested relief will permit FinCo to have its securities owned by RP, even if it does not meet the portion of the definition of “parent company” in Rule 3a-5(b)(2)(i), and by the Intermediate Company and Controlled Companies even if they do not meet the portion of the definition of “company controlled by a parent company” in Rule 3a-5(b)(3)(i), under the 1940 Act solely because they are excluded from the definition of investment company under Sections 3(c)(5) or 3(c)(6) of the 1940 Act. The Applicants further request that the relief permit RP, the Intermediate Company, the Controlled Companies and other "companies controlled by" RP within the meaning of Rule 3a-5, to treat any securities of FinCo held by them as though the securities had been issued in compliance with Rule 3a-5 by a “finance subsidiary” (as defined in Rule 3a-5) and thus not as “investment securities” under Section 3(a)(1)(C) of the 1940 Act.

[8] Section 3(c)(5) exempts “Any person who . . . is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

Section 3(c)(6) exempts “Any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4), and (5) [of Section 3(c)], or in one or more of such businesses (from which not less than 25 per centum of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities.”

RP, Intermediate Company and any Controlled Company relying on the exception provided by Section 3(c)(5) or 3(c)(6) of the 1940 Act will take into account any securities issued by FinCo that it owns in making the determination as to whether it is “primarily engaged” in the business or businesses described in Section 3(c)(5) or 3(c)(6) of the 1940 Act.

III.       Justification for the Relief Requested

The Applicants submit that the granting by the Commission of the requested relief meets the standards for exemption as set forth in Section 6(c) of the 1940 Act. Section 6(c) provides, among other things, that the Commission may, upon application, “conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].”

The Commission, by adopting Rule 3a-5, made clear that the standards for exemption are met in the case of an entity such as FinCo. As stated in the Adopting Release: “[I]t is appropriate to exempt a finance subsidiary from all provisions of the [1940] Act where neither its structure nor its mode of operation resembles that of an investment company. We have found this to be the case where the primary purpose of the subsidiary is to finance the business operations of its parent or other subsidiaries of the parent which are not investment companies.”

RP and FinCo will comply with Rule 3a-5(a)(1) and (2), as interpreted by the Commission and its staff.

As stated above, Rule 3a-5 requires that any parent company, or company controlled by a parent company, receiving funds from a finance subsidiary relying on Rule 3a-5, not be an investment company, either because the parent or company controlled by the parent does not fall within the definition of an investment company under Section 3(a) of the 1940 Act or the rules thereunder or because it is excepted or exempted therefrom by

Section 3(b) or the rules thereunder.9 The Commission decided not to extend Rule 3a-5 to situations where a parent or company controlled by the parent receiving funds from a finance subsidiary is excepted from the definition of an investment company by Section 3(c). As stated in the Adopting Release, the Commission chose to examine those situations on a case-by-case basis so that it might evaluate all the relevant factors.

In the Adopting Release, the Commission stated that “a parent that is excepted from the definition of investment company under section 3(c) could be engaged or could intend to engage primarily in investment company activities.” As its sole example, the Commission cited an issuer excepted under Section 3(c)(1). While the Commission decided to treat all Section 3(c) companies in the same fashion for purposes of exclusion from Rule 3a-5, it did not cite an example of a company relying upon Sections 3(c)(5) or 3(c)(6) as primarily engaged in “investment company activities.” It is fair to say that the types of businesses enumerated in Sections 3(c)(5) and 3(c)(6) do not present the potential for investment company type activities with which the Commission was concerned when it limited the definition of parent company and controlled company under Rule 3a-5. The Commission acknowledged in the Adopting Release that it may be appropriate to make exemptive relief available to the finance subsidiary of an issuer excepted under Section 3(c). The Applicants believe that such exemptive relief is especially appropriate in light of the business activities of RP, the Intermediate Company and the Controlled Companies,

[9] Section 3(b)(1) excepts “[a]ny issuer primarily engaged directly or through a wholly-owned subsidiary or subsidiaries in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.” Section 3(b)(2) authorizes any issuer to file an application with the Commission for an order declaring that it is “primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.” Section 3(b)(3) excepts any issuer all of whose securities (other than short-term paper and directors’ qualifying shares) are held by a company relying on Section 3(b)(1) or 3(b)(2).

which include such clear non-investment company activities as acquiring biopharmaceutical royalties.

Neither FinCo, RP, the Intermediate Company nor any of the Controlled Companies engage primarily in investment company activities. It is clear that, consistent with the Adopting Release, FinCo is “essentially [a] conduit for [its] parent to raise capital for its own business operations . . .” As illustrated above by the description of FinCo and the securities issued by FinCo, FinCo qualifies as a Rule 3a-5 finance subsidiary. Moreover, the Applicants believe that RP would be excepted from the 1940 Act under Section 3(c)(6) if RP chose to raise capital for itself or any of its Controlled Companies by issuing securities itself. Similarly, each of the Controlled Companies and the Intermediate Company would be excepted from the 1940 Act under Sections 3(c)(5) or 3(c)(6) if they financed their own operations by issuing securities directly. However, in order to most efficiently implement RP’s plan to finance the operations of its Controlled Companies and the Intermediate Company, it is important for RP to form FinCo.

In sum, the Applicants submit that it is appropriate and in the public interest and consistent both with the protection of investors and the purposes of the 1940 Act to permit FinCo to finance the activities of RP, the Intermediate Company and the Controlled Companies. As submitted above, if RP, the Intermediate Company or the Controlled Companies were themselves to issue securities, no question would arise under the 1940 Act, and reliance upon Rule 3a-5 would not be necessary. The Applicants recognize, of course, that the operations of FinCo may necessitate reliance on Rule 3a-5. However, the Applicants should not be penalized for the formation of such entity to engage in activities which RP, the Intermediate Company or its Controlled Companies could do directly under the 1940 Act, and would do directly but for various business reasons unrelated to the 1940 Act. Finally, FinCo will comply with the provisions of Rule 3a-5 under the 1940 Act except to the extent described in this application.

IV.       Applicants’ Condition

The Applicants agree that the order granting the requested relief will be subject to the following condition:

FinCo will comply with all of the provisions of Rule 3a-5 under the 1940 Act, except FinCo will be permitted to (i) make loans to or make or hold investments in RP, which does not meet the portion of the definition of “parent company” in Rule 3a-5(b)(2)(i), and the Intermediate Company and Controlled Companies that do not meet the portion of the definition of “company controlled by a parent company” in Rule 3a-5(b)(3)(i), under the 1940 Act solely because they are excluded from the definition of investment company under Sections 3(c)(5) or 3(c)(6) of the 1940 Act; and (ii) have its securities owned by RP, the Intermediate Company and such Controlled Companies.

V.       Applicable Precedent

The Commission has previously issued various orders that support the granting of the relief requested herein. Certain of those orders are discussed below.

The Commission has permitted finance subsidiaries to rely on the exemption provided by Rule 3a-5 notwithstanding that such finance subsidiaries lend proceeds of their securities offerings to parent or controlled companies that are engaged primarily in businesses excepted by Section 3(c) of the 1940 Act. For example, the Commission issued an order permitting a finance subsidiary to make loans to controlled companies of the parent company that relied on Section 3(c)(5). See General Electric Company and GE Capital International Funding Company, 1940 Act Release Nos. IC-31833 (Sept. 21, 2015) (notice) and IC-31871 (Oct. 19, 2015) (order); System Capital Corp. and Golden Funding Corp., 1940 Act Release Nos. IC-25907 (Jan. 21, 2003) (notice) and IC-25937 (Feb. 20, 2003) (order); see also IBM International Finance N.V. et al., 1940 Act Release Nos. IC-

19548 (June 29, 1993) (notice) and IC-19602 (July 28, 1993) (order) (permitting a finance subsidiary to make loans to controlled companies of the parent company that relied on Section 3(c)(5) because of their holdings of accounts receivable of either their own customers or the customers of other subsidiaries of the parent, or by reason of loans made by them to such subsidiaries or customers). In addition, the Commission has permitted a finance subsidiary to make loans to controlled companies (and/or parent companies), and/or to have parent companies that are, engaged in the broker-dealer, investment banking, banking, insurance, swaps and derivatives and other financial businesses in reliance on the exceptions provided by Sections 3(c)(2), (3), (4), (5) and (6) of the 1940 Act. See Merrill Lynch & Co., Inc., et al., 1940 Act Release Nos. IC-23005 (January 21, 1998) (notice) and IC-23027 (February 12, 1998) (order); AFC (USA) I, Inc., 1940 Act Release Nos. IC-22912 (Nov. 26, 1997) (notice) and IC-22951 (Dec. 23, 1997) (order) (permitting the parent of a finance subsidiary to rely on Section 3(c)(6) in connection with 3(c)(5)(A) activities); J.P. Morgan Index Funding Company I, 1940 Act Release Nos. IC-22713 (June 17, 1997) (notice) and IC-22750 (July 15, 1997) (order); FGIC Capital Markets Services, Inc. 1940 Act Release Nos. IC-20435 (July 29, 1994) (notice) and IC-20500 (August 24, 1994) (order); Equitable Life Funding Corporation, 1940 Act Release Nos. IC-18202 (June 17, 1991) (notice) and IC-18243 (July 17, 1991) (order); and Midlantic Funding Corporation, 1940 Act Release Nos. IC-16605 (October 21, 1988) (notice) and IC-16642 (November 18, 1988) (order).

Conclusion

Based upon the foregoing, the Applicants submit that their request for an order pursuant to section 6(c) of the 1940 Act exempting FinCo from all provisions of the 1940 Act meets the applicable standards for exemption.

The Applicants request that any comments or questions with respect to this application be directed to Gregory S. Rowland (telephone (212) 450-4930) of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

The Applicant named below has caused this Application to be duly signed on its behalf on September 20, 2022. The authorization required by Rule 0-2(c) under the 1940 Act is included below. All action by stockholders, trustees, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

ROYALTY PHARMA PLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Chief Executive Officer

AUTHORIZATION

The undersigned, being duly appointed Chief Financial Officer of Royalty Pharma plc, does hereby certify that this Application is signed by Pablo Legorreta, Authorized Signatory of Royalty Pharma plc, pursuant to the general authority vested in him as such.

IN WITNESS WHEREOF, I have set my hand this 20th day of September, 2022.

ROYALTY PHARMA PLC

By:	/s/ Terrance Coyne
Name: Terrance Coyne
Title: Chief Financial Officer

The Applicant named below has caused this Application to be duly signed on its behalf on September 20, 2022. The authorization required by Rule 0-2(c) under the 1940 Act is included below. All action by stockholders, trustees, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

ROYALTY PHARMA FINANCE CORPORATION

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: President and Chief Executive Officer

AUTHORIZATION

The undersigned, being duly appointed Secretary and Executive Vice President, Investments & General Counsel of Royalty Pharma Finance Corporation, does hereby certify that this Application is signed by Pablo Legorreta, Authorized Signatory of Royalty Pharma Finance Corporation, pursuant to the general authority vested in him as such.

IN WITNESS WHEREOF, I have set my hand this 20th day of September, 2022.

ROYALTY PHARMA FINANCE CORPORATION

By:	/s/ George Lloyd
Name: George Lloyd
Title: Secretary and Executive Vice
President, Investments & General Counsel

Public Investors
Private Investors
Royalty Pharma plc ("RP")
100% Class A Interests:
• 100% voting interest
Class B and C Interests:
• no voting interest
Royalty Pharma Holdings, Ltd. ("Intermediate Company")
100%
100%
FinCo[1]
Royalty Pharma Investments 2019 ICAV
100%
RPI 2019 Intermediate Finance Trust
82%
>50%
Royalty Pharma Investments (Irish Unit Trust)[2]
Additional Controlled Companies
Management Agreements
RP Management, LLC

Notes:

1. As described in this Application, FinCo is a direct subsidiary of Intermediate Company, subject to the conditions described herein.
2. Royalty Pharma Investments has subsidiaries not depicted on this chart because they are not proposed to be Controlled Companies for purposes of this Application.

[shaded box] = Potential Controlled Companies as of the date of this Application

Exhibit A